VIA EDGAR

July 15, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Phreesia, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-232264)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:30 p.m. (ET) on Monday, July 17, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 8, 2019, through the date hereof:

Preliminary Prospectus dated July 8, 2019:

2,795 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representative of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Tommy Rueger
Name: Tommy Rueger
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Geoffrey Goodman
Name: Geoffrey Goodman
Title: Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name: Steve Maletzky
Title: Managing Director